SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D
         Under the Securities Exchange Act of 1934

                    (Amendment No. __ )*


                   American ECO Corporation
                      (Name of Issuer)

               Common Stock, without par value
               (Title of Class of Securities)


                       (CUSIP Number)


                Gary D. Halbert, President
             ProFutures Fund Management, Inc.
1310 Highway 620 South -- Suite 200,  Austin, Texas  78734
                      (512) 263-3800
           Name, Address and Telephone Number of Person
       (Authorized to Receive Notices and Communications)

                      March 3, 1997
      (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition of which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box [__].

Note: Six copies of this statement, including all Exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ___________________

1)   Name of Reporting Person
     SS or IRS Identification No. of Above Person

          ProFutures Bridge Capital Fund, L.P.
          74-2786949

2)   Check the Appropriate Box if a Member of a Group
     (a) [X ]
                                             (b) [__]

3)   SEC Use Only

4)   Source of Funds (See Instructions)      WC

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

          [__]

6)   Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Reporting Person:

     7)   Sole Voting Power   172,360

     8)   Shared Voting Power  1,141,883

     9)   Sole Dispositive Power  172,360

     10)  Shared Dispositive Voting Power 1,141,883

11)  Aggregate Amount Beneficially Owned by each
     Reporting Person    1,141,883

12)  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares  (See Instructions)
          [__]

13)  Percent of Class Represented by Amount in Row 11:

          9.24%

14)  Type of Reporting Person

          PN

----------   Schedule 13D  (cont'd.)-------

CUSIP No. ___________________

1)   Name of Reporting Person
     SS or IRS Identification No. of Above Person

          ProFutures Special Equities Fund, L.P.
          74-2786952

2)   Check the Appropriate Box if a Member of a Group
     (a) [X ]
     (b) [__]

3)   SEC Use Only

4)   Source of Funds (See Instructions)      WC

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items2(d) or 2(e)

          [__]

6)   Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Reporting Person:

     7)  Sole Voting Power  861,798

     8)  Shared Voting   1,141,883

     9)  Sole Dispositive Power    861,798

     10) Shared Dispositive Voting Power  1,141,883

11)  Aggregate Amount Beneficially Owned by each
     Reporting Person    1,141,883

12)  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares   (See Instructions)
          [__]

13)  Percent of Class Represented by Amount in Row 11:

          9.24%

14)  Type of Reporting Person

          PN

------------------   Schedule 13D  (cont'd.)------------

CUSIP No. ___________________

1)   Name of Reporting Person
     SS or IRS Identification No. of Above Person

          Gary  D. Halbert

2)   Check the Appropriate Box if a Member of a Group
     (a) [X ]
     (b) [__]

3)   SEC Use Only

4)   Source of Funds (See Instructions)      PF

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

          [__]

6)   Citizenship or Place of Organization

          USA

Number of Shares Beneficially Owned by Reporting Person:

     7) Sole Voting Power      43,090

     8) Shared Voting  1,141,883

     9) Sole Dispositive Power     43,090

     10) Shared Dispositive Voting Power  1,141,883

11)  Aggregate Amount Beneficially Owned by each
     Reporting Person    1,141,883

12)  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares (See Instructions)

          [__]

13)  Percent of Class Represented by Amount in Row 11:
     9.24%

14)  Type of Reporting Person

          IN
-----------------   Schedule 13D  (cont'd.)-----------------

CUSIP No. ___________________

1)   Name of Reporting Person
     SS or IRS Identification No. of Above Person

          C. Anderson, Inc.
          42-1381664

2)   Check the Appropriate Box if a Member of a Group
     (a) [X ]
     (b) [__]

3)   SEC Use Only

4)   Source of Funds (See Instructions) WC

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

          [__]

6)   Citizenship or Place of Organization

          Iowa

Number of Shares Beneficially Owned by Reporting Person:

     7) Sole Voting Power      64,635

     8) Shared Voting    1,141,883

     9) Sole Dispositive Power   64,635

     10)Shared Dispositive Voting Power  1,141,883


11)  Aggregate Amount Beneficially Owned by each
     Reporting Person    1,141,883

12)  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares  (See Instructions)

          [__]

13)  Percent of Class Represented by Amount in Row 11:

          9.24%

14)  Type of Reporting Person

          CO

---------------   Schedule 13D  (cont'd.) ----------------

                  AMERICAN ECO CORPORATION
     The Group, consisting of ProFutures Bridge Capital Fund, L.P. ("PBCF") and ProFutures Special Equities Fund, L.P. ("PSEF"), Gary D. Halbert and C. Anderson, Inc. ("CAI") hereby submits the following Statement on Schedule 13D (the "Statement"):
     Item 1.  Security and Issuer.
     This Statement relates to the common stock, no par value per share (the "Common Stock"), of American ECO Corporation., an Ontario corporation (the "Company"), whose principal executive offices are located at 1101 Jones Road, Houston, Texas 77070.
     Item 2.  Identity and Background.
     A.   Persons Filing this Statement.
     (1)  Name: ProFutures Bridge Capital Fund, L.P.
          State of Organization:  Delaware
          Principal Business: Investments in securities Address of Principal Business and Office:
               5350 S. Roslyn St., Suite 350
               Englewood, CO 80111

          Criminal and Civil Proceedings:  None
     (2)  Name: ProFutures Special Equities Fund, L.P.
          State of Organization: Delaware
          Principal Business:  Investment in securities
          Address of Principal Business and Office:
               1310 Highway 620 South -- Suite 200,

               Austin, Texas  78734

          Criminal and Civil Proceedings:  None

     (3)  Name:     Gary D. Halbert
          Citizenship: USA
          Principal Business:  Investment Management
          Address of Principal Business and Office:
               1310 Highway 620 South -- Suite 200,

               Austin, Texas  78734

          Criminal and Civil Proceedings:  None
     (4)  Name:     C. Anderson, Inc.
          State of Organization: Iowa
          Principal Business: Construction
          Address of Principal Business and Office:
               RR1 - Box 192A
                Lamoni, Iowa 50140

          Criminal and Civil Proceedings:  None
     B.   General Partners of PBCF.
     (1)  Name: ProFutures Fund Management, Inc.
          State of Organization: Texas
          Principal Business: A General Partner of PBCF
          and PSEF
          Address of Principal Business and Office:
               1310 Highway 620 South -- Suite 200,
               Austin, Texas  78734

          Criminal and Civil Proceedings:  None
     (2)  Name: Bridge Capital Partners, Inc.
          State of Organization: Colorado
          Principal Business: A General Partner of PBCF
          Address of Principal Business and Office:
               5350 S. Roslyn St., Suite 350
               Englewood, CO 80111

          Criminal and Civil Proceedings:  None

     C.   General Partners of PSEF.
     (1)  Name: ProFutures Fund Management, Inc.
          State of Organization: Texas
          Principal Business: A General Partner of PBCF
          and PSEF
          Address of Principal Business and Office:
               1310 Highway 620 South -- Suite 200,
               Austin, Texas  78734

          Criminal and Civil Proceedings:  None

     (2)  Name: Golden Eye Asset Management, Inc.
          State of Organization: Texas
          Principal Business: A General Partner of PSEF
          Address of Principal Business and Office:
               1310 Highway 620 South -- Suite 200,
               Austin, Texas  78734

          Criminal and Civil Proceedings:  None


     D.   Officers, Directors and Control Persons of
ProFutures Fund Management, Inc.
     (1)  (a)  Name: Gary D. Halbert, President,
               Director and controlling  shareholder

          (b)       Business Address:
               1310 Highway 620 South -- Suite 200,
               Austin, Texas  78734

          (c)  Present Principal Occupation:
               President, Director and shareholder of
               ProFutures, Inc. and affiliates.

          (d) & (e)   Criminal and Civil Proceedings:
                     None
          (f)  Citizenship:  USA

     (2)  (a)  Name: Debi B. Halbert, Chief Financial
               Officer and Treasurer

          (b)       Business Address:
               1310 Highway 620 South -- Suite 200,
               Austin, Texas 78734

          (c)  Present Principal Occupation:

               Chief Financial Officer and Treasurer,
               Director and shareholder of ProFutures,
               Inc. and affiliates.

          (d) & (e)  Criminal and Civil Proceedings:
                     None
          (f)  Citizenship:  USA

     (3)  (a)       Name: John F. Mauldin, Vice President
          (b)  Business Address: The Ballpark in
               Arlington-- Suite 216, Arlington, Texas
               76011

          (c)  Present Principal Occupation: President,
               Director and shareholder of
               Communications Management, Inc. and
               affiliates.

          (d) & (e)  Criminal and Civil Proceedings:
                              None
          (f)  Citizenship:  USA
     E.   Officers, Directors and Control Persons of
Bridge Capital Partners, Inc.
     (1)  (a)       Name: James H. Perry, President,
                    Director and sole shareholder

          (b)  Business Address:

               5350 S. Roslyn St., Suite 350
                      Englewood, CO 80111

          (c)  Present Principal Occupation:
               President, Director and sole shareholder of Bridge Capital Partners, Inc. and a principal of Perry, Nestman & Doshier,
               L.L.C.

          (d) & (e)  Criminal and Civil Proceedings:
                       None
          (f)  Citizenship:  USA
     F.   Officers, Directors and Control Persons of
Golden Eye Asset Management, Inc.
     (1)  (a)       Name: Marte W. Anderson, President,
                    Director and sole shareholder

          (b)  Business Address: 1310 Highway 620
               South -- Suite 200,  Austin, Texas
               78734.

          (c)  Present Principal Occupation:
               President, Director and sole shareholder of Golden Eye Asset Management, Inc.

          (d) & (e)  Criminal and Civil Proceedings:
          None
          (f)       Citizenship:  USA

     (2)  (a)  Name: Carnie W. Anderson, Vice
               President

          (b)  Business Address: RR1 - Box 192A,
               Lamoni, Iowa 50140

          (c)  Present Principal Occupation: President,
               Director and shareholder of Anderson
               Supply Co., Inc. and Golden
               Investments, Inc.

          (d) & (e)  Criminal and Civil Proceedings:
               None
          (f)       Citizenship:  USA
     F.   Officers, Directors and Control Persons of C.
Anderson, Inc.
     (1)  (a)  Name: Corbe G. Anderson, President,
               Director and controlling shareholder

          (b)  Business Address:  RR1 - Box 192A,
               Lamoni, Iowa 50140

          (c)  Present Principal Occupation: President
               of  C. Anderson, Inc.

          (d) & (e)  Criminal and Civil Proceedings:
               None
          (f)       Citizenship:  USA

     (2)  (a)  Name: Marte W. Anderson, Vice
               President

          (b)  Business Address: 1310 Highway 620
               South -- Suite 200,  Austin, Texas
               78734.

          (c)  Present Principal Occupation:
               President, Director and sole shareholder of Golden Eye Asset Management, Inc.

          (d) & (e)  Criminal and Civil Proceedings:
               None
          (f)       Citizenship:  USA

     (3)  (a)       Name: Carnie Anderson, Vice President
                    and Director

          (b)  Business Address: RR1 - Box 192A,
               Lamoni, Iowa 50140

          (c)  Present Principal Occupation: President,
               Director and shareholder of Anderson
               Supply Co., Inc. and Golden
               Investments, Inc.

          (d) & (e)  Criminal and Civil Proceedings:
               None
          (f)       Citizenship:  USA

     (4)  (a)  Name:  Joyce M. Anderson, Secretary-
               Treasurer

          (b)  Business Address: RR1 - Box 192A,
               Lamoni, Iowa 50140

          (c)  Present Principal Occupation:
               Secretary-Treasurer of C. Anderson, Inc.

          (d) & (e)  Criminal and Civil Proceedings:
               None
          (f)       Citizenship:  USA

     Item 3.  Source and Amount of Funds or Other
Consideration.
     On January 24, 1997, part of the Group purchased directly from the Company in a private transaction (the "First Company Financing"): (a) 9.5% Cumulative Convertible
Debentures (the "Debentures" or individually, a "Debenture"); and (b) Warrants, all of which were convertible into shares of Common Stock of the Company, for an aggregate purchase price of $2,500,000 (including brokerage commissions). PSEF purchased a Debenture, and Warrant for the purchase of 165,000 shares of Common Stock, for a purchase price of $2,200,000. CAI purchased a Debenture, and Warrant for the purchase of 22,500 shares of Common Stock, for a purchase price of $300,000. Again, on March 3, 1997, part of the Group purchased directly from the Company in a private transaction (the "Second Company Financing"): (a) Debentures; and (b) Warrants for an aggregate purchase price of $2,000,000 (including brokerage commissions). PSEF purchased a Debenture, and Warrant for the purchase of 135,000 shares of Common Stock, for a purchase price of $1,800,000. PBCF purchased a Debenture, and Warrant for the purchase of 60,000 shares of Common Stock, for a purchase price of $800,000.
Gary D. Halbert purchased a Debenture, and Warrant for the purchase of 15,000 shares of Common Stock, for a purchase price of $200,000. The Debentures may be converted into common shares at any time at a price equal to 85% of weighted average closing prices on NASDAQ for the five trading days preceding the date of conversion; however, the conversion price set forth in Debentures purchased in the Second Company Financing is subject to a minimum conversion price of $6.30, subject to the removal of such minimum conversion price upon approval by the Company's shareholders and the agreement of the Company to redeem (only at the request of the holders) the Debentures at 115% of the par value thereof plus accrued interest if such approval is not obtained. The Warrants in the First Company Financing are convertible at any time for up to five years at $9.47 per share. The Warrants in the Second Company Financing are convertible at any time for up to five years at $9.21 per share.

     The shares of Common Stock beneficially owned by PBCF, PSEF and CAI, respectively, were purchased with the working capital of such entities. The shares of Common Stock beneficially owned by Gary D. Halbert were purchased with personal funds.

     Item 4.  Purpose of the Transaction.
     The securities of the Company were acquired for investment purposes only.

     Item 5.  Interest in Securities of the Issuer.
     (a) The aggregate number of shares of Common Stock owned beneficially by members of the Group as of the close of business on March 3, 1997 was 1,141,883, or approximately 9.24% of the shares of Common Stock outstanding. The ownership among the members the Group has been allocated as follows:

               Number of      Percentage
Ownership
               Shares Directly              of
               Owned                     Outstanding
Shares*

PBCF           172,360                1.39 %
PSEF           861,798                     6.97 %
Gary D. Halbert     43,090                      0.35%
CAI            64,635                      0.53%

     Total          1,141,883              9.24%

     (b) By virtue of their positions as general partners of PBCF, ProFutures Fund Management, Inc. and Bridge Capital Partners, Inc. may be deemed to share the power to vote and dispose of the shares of Common Stock owned by PBCF and thus may, for some purposes, be deemed to own beneficially such shares. ProFutures Fund Management, Inc. and Bridge Capital Partners, Inc. each disclaim beneficial ownership of such shares.

     By virtue of their positions as general partners of PSEF, ProFutures Fund Management, Inc. and Golden Eye Asset
Management, Inc. may be deemed to share the power to vote and dispose of the shares of Common Stock owned by PSEF and thus may, for some purposes, be deemed to own beneficially such shares. ProFutures Fund Management, Inc.
and Golden Eye Asset Management, Inc. each disclaim beneficial ownership of such shares.

     (c) Other than the transactions described above, no transactions in the Common Stock of the Company were effected by the persons named in response to paragraphs (a) and
(b) above during the past sixty (60) days.

     (d) Except as indicated in this Item 5, neither of the members of the Group nor, to the best knowledge of the members of the Group (with respect to each of their respective general partners, and the executive officers, directors and controlling persons of such general partners), any of the persons referred to in Item 2 hereof, owns beneficially or has a right to acquire beneficial ownership of any shares of Common Stock.

     Item 6.  Contracts, Arrangements, Understandings
or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships with respect to the securities of the issuer.

     Item 7.  Material to be Filed as Exhibits.

     Exhibit 1, the Joint Filing Agreement, is attached hereto.

                         SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct, and the undersigned agree that this statement shall be filed on behalf of each of them.

Dated: March 3, 1997

     PROFUTURES BRIDGE CAPITAL FUND, L.P.

     By:  ProFutures Fund Management, Inc., a General Partner

     By:     /s/ Gary D. Halbert
            Gary D. Halbert, President


     PROFUTURES SPECIAL EQUITIES FUND, L.P.

     By:  ProFutures Fund Management, Inc., a General Partner

     By:     /s/ Gary D. Halbert
            Gary D. Halbert, President


          /s/ Gary D. Halbert
             Gary D. Halbert


     C. ANDERSON, INC.

     By:  /s/ Marte W. Anderson
          Marte W. Anderson, Vice President




Each of such Reporting Persons certifies only the information stated herein regarding such Reporting Person.



                       EXHIBIT INDEX

     Exhibit 1      Joint Filing Agreement

                         Exhibit 1

                   Joint Filing Agreement

     The undersigned hereby agree that this statement is filed on behalf of each of them.
     Dated: March 3, 1997

     PROFUTURES BRIDGE CAPITAL FUND, L.P.

     By:  ProFutures Fund Management, Inc., a General Partner

     By:    /s/ Gary D. Halbert
           Gary D. Halbert, President


     PROFUTURES SPECIAL EQUITIES FUND, L.P.

     By:  ProFutures Fund Management, Inc., a General Partner

     By:     /s/ Gary D. Halbert
             Gary D. Halbert, President



          /s/ Gary D. Halbert
           Gary D. Halbert



     C. ANDERSON, INC.

     By:   /s/ Marte W. Anderson
           Marte W. Anderson, Vice President